Genetic Technologies Limited

60-66 Hanover Street

Fitzroy, Victoria, 3065, Australia

January 2, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Genetic Technologies Limited
Registration Statement on Form F-3
Filed December 20, 2023
File No. 333-276168

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genetic Technologies Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Thursday, January 4, 2024 or as soon as practicable thereafter.

Very truly yours,

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Tony Di Pietro
Tony Di Pietro
Company Secretary